March 19, 1996





Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.



Attention:  Filing Desk
Stop 1-4
Washington, DC 20549-1004

RE:  The Connecticut Light and Power Company
     Western Massachusetts Electric Company
     Northeast Nuclear Energy Company
     File No. 70-6907

Gentlemen:

Enclosed for filing on behalf of The Connecticut Light and Power Company (CL&P), Western Massachusetts Electric Company (WMECO), and Northeast Nuclear Energy Company (NNECO) is a Certificate As To Partial Consummation Of Transaction under Rule 24 of the Public Utility Holding Company Act of 1935 with respect to the calculation of the composite return on equity NNECO will use in 1996 for purposes of billing CL&P and WMECO under the Amended and Restated Millstone Plant Agreement.

                               Very truly yours,

                              /s/ John J. Roman

                               John J. Roman
                               Vice President and Controller

Enclosures




                     UNITED STATES OF AMERICA
                           before the
               SECURITIES AND EXCHANGE COMMISSION

----------------------------------------------
                                             )
In the Matter of                             )
                                             )
THE CONNECTICUT LIGHT AND POWER COMPANY      )
NORTHEAST NUCLEAR ENERGY COMPANY             )
Berlin, Connecticut                          )
                                             ) CERTIFICATE AS TO
WESTERN MASSACHUSETTS ELECTRIC COMPANY       ) PARTIAL CONSUMMATION
West Springfield, Massachusetts              ) OF TRANSACTION
                                             )
                                             )
File No. 70-6907                             )
                                             )
(Public Utility Holding Company Act          )
of 1935)                                     )
                                             )
----------------------------------------------

      Pursuant to the Public Utility Holding Company Act of 1935 and Rule 24(a) thereunder, The Connecticut Light and Power Company (CL&P), Western Massachusetts Electric Company (WMECO) and Northeast Nuclear Energy Company (NNECO), referred to collectively herein as the Companies, hereby submit this certification in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration (the Application) filed by the Companies in this proceeding, and of the order dated December 6, 1983 of the Commission with respect thereto (the Order).

      In accordance with the terms of the Application and Order, the Companies hereby submit Exhibit 1, Computation of NNECO's 1996 Equity Return.

Dated:   March 19, 1996


                        THE CONNECTICUT LIGHT AND POWER COMPANY
                        WESTERN MASSACHUSETTS ELECTRIC COMPANY
                        NORTHEAST NUCLEAR ENERGY COMPANY


                         By   /s/ John J. Roman
                             ---------------------------------
                                 John J. Roman
                                 Their Vice President and Controller







                                                            Exhibit 1

                 COMPUTATION OF NNECO'S 1996 EQUITY RETURN


Effective January 1, 1996 the composite return on equity (ROE) that NNECO will use in its billing to CL&P and WMECO for the calendar year 1996 is as follows:

                                            Composite
                ROE*        Ownership       ROE
   CL&P        11.7%   x    81%      =      9.48%

   WMECO       12.0%   x    19%      =      2.28%



                                           -----

       TOTAL                               11.76%
                                           ======

*These ROE rates are the ROEs authorized by the respective retail rate regulators in the rate decisions most recently decided before December 31, 1995. Abstracts from those decisions are attached hereto as Exhibit 1-a (CL&P) and Exhibit 1-b (WMECO).





                                                     Exhibit 1-a

Docket No. 92-11-11                                  Pages 67 and 68


bulletins report that the California response was reflected in Pacific Gas & Electric's initial ROE proposal of 11.5% for FY 1994 and an announcement by San Diego Gas and Electric of a two-year rate moratorium.

     In this docket, all parties were acutely aware of the state's economic milieu. Decisions must rely on "what is" in Connecticut, as well as assessing national trends and averages. The Authority believes that, based on the evidentiary record, an 11.5% ROE is appropriate for this Company at this time in Connecticut.

     5.    ROE COLLAR

     The Company has proposed an ROE collar to protect it against "windfalls or catastrophes that could drive earnings significantly higher or lower during the three year time period." Roman, Prefiled Testimony, p. 16. The proposed ROE collar contains the following features: (1) a ceiling of 100 basis points above the allowed ROE above which 100% of the excess would be allotted to a ratepayer fund to be distributed after the three-year period, (2) a floor of 200 basis points below the allowed ROE below which the Company shall defer the shortfall with carrying costs to be collected by CL&P in rates after the three year period, and (3) in the event that certain accounting, legislative or regulatory changes occur, an allowance for CL&P to change rates on a concurrent basis with the event's impact on earned ROE.

     The Authority rejects the proposed ROE collar as unnecessary. If the Company over earns, Conn. Gen. Stat. 16-19(g) provides that "the department shall hold a special public hearing on the need for an interim rate decrease (1) when a public service company has, for six consecutive months, earn a return on equity which exceeds the return authorized by the department by at least one percentage point." As for the Company's assertion that it incurs additional risks because the allowed ROE is set over a three year period, Conn. Gen. Stat. 16-19(d) allows the Department to approve an interim rate increase to prevent substantial deterioration in the financial condition of a public service company. Tr. 2/19/93, pp. 148-49.


      6.     CONCLUSION

      The Authority concludes that the returns authorized in this Decision will allow in the Company to maintain reasonable debt coverage and equity ratios, to be able to attract capital at a reasonable cost, and to allow a gradual financial recovery toward an A-rated utility. The Authority approved capitalization, below, is based on Late Filed Exhibit No. 20, modified for the level of net income allowed in this Decision and its impact on earnings related as common equity, and enables the Company to earn an overall return on rate base of 8.84%, 8.97%, and 9.19% for Fys 1993, 1994, and 1995, respectively. For purposees of {16-19(g) of the Conn. Gen. Stat. the Company will be monitored based on actual average equity (cost of capital).

                           ALLOWED CAPITAL STRUCTURES
                           --------------------------
                                      1993
                                      ----

CLASS OF                                                         WEIGHTED
CAPITAL          $(000)           %TOTAL          COST           COST
--------         ------           ------          ----           -----
Long-term debt   1,782,896         48.68          7.27%          3.54%
Preferred Stock    411,168         11.23          6.15%          0.69%
Common Equity    1,468,755         40.10         11.50%          4.61%
                                                                 -----
                                                                 8.84%

                           ALLOWED CAPITAL STRUCTURES
                           --------------------------
                                      1994
                                      ----
CLASS OF                                                         WEIGHTED
CAPITAL          $(000)           %TOTAL          COST           COST
--------         ------           ------          ----           -----
Long-term debt   1,667,552         46.20          7.29%          3.37%
Preferred Stock    408,133         11.31          5.96%          0.67%
Common Equity    1,533,698         42.49         11.60%          4.93%
                                                                 -----
                                                                 8.97%
                           ALLOWED CAPITAL STRUCTURES
                           --------------------------
                                      1995
                                      ----
CLASS OF                                                         WEIGHTED
CAPITAL          $(000)           %TOTAL          COST           COST
--------         ------           ------          ----           -----
Long-term debt   1,571,933         43.56          7.50%          3.27%
Preferred Stock    407,168         11.28          5.66%          0.64%
Common Equity    1,629,948         45.16         11.70%          5.28%
                                                                 -----
                                                                 9.19%




                                                     Exhibit 1-b

D.P.U. 91-290                                        Page 3


or rate design (id., p. 1).

     The Company and the Attorney General agree that for purposes of calculating the Allowance for Funds Used During Construction and inter- and intra-class cost allocations in this case, a rate of return on common equity of 12.00 percent shall be used (id., para. 2.3).

     The Attorney General and WMECO stipulate that if the merger with Public Service of New Hampshire is completed, the Company will serve on the Department and the Attorney General all reports of direct and allocated administrative and general, operations and maintenance, and Northeast Utility Service Company charges billed to each of the Northeast Utility subsidiaries, when those reports are filed with the Connecticut Department of Public Utility Control. Pursuant to the stipulation, the Company will also serve on the Attorney General and the Department all orders by the Connecticut Department of Public Utility Control regarding the ratemaking adjustments to reflect the system-wide apportionment of off-system capacity sales. In addition, the Attorney General and WMECO agree to notify the Department and Attorney General in advance of any proposed changes to the sharing agreement or the capacity transfer agreements that govern certain power transactions among the Northeast Utility system companies (i.d., para. 2.6).